Exhibit 12.1

Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Income (loss) before income taxes	$(60,700)	$11,346	$(92,277)	$154,551	$(55,325)	$4,357
Equity in (income) loss of equity method
investee	(29)	(97)	(31)	(108)	(77)	318
Distributed income of equity method investee	—	—	—	—	—	—
Income (loss) from operations before income
taxes	$(60,729)	$11,249	$(92,308)	$154,443	$(55,402)	$4,675

Fixed Charges

Interest expensed	$4,598	$16,415	$15,366	$11,442	$6,894	$6,284
Amortization of debt issuance costs	468	2,023	1,646	748	224	361
Estimated portion of rental expense attributable to
interest	28	112	59	59	59	27
Total fixed charges	$5,094	$18,550	$17,071	$12,249	$7,177	$6,672

Earnings available for fixed charges	$(55,635)	$29,799	$(75,237)	$166,692	$(48,225)	$11,347

Ratio of earnings to fixed charges	(1)	1.61x	(2)	13.61x	(3)	1.70x

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(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $60.729 million
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $55.402 million